Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Brookfield Renewable Partners L.P. (the “Partnership”)

73 Front Street, 5th Floor

Hamilton HM12

Bermuda

Brookfield Renewable Corporation (“BEPC”)

250 Vesey Street

New York, NY

United States

10281

2.	Date of Material Change:

July 30, 2020 and July 31, 2020

3.	News Release:

A news release with respect to the material change referenced in this report was issued by the Partnership on July 29, 2020 and filed with the securities regulatory authorities in each of the provinces of Canada under the Partnership’s and BEPC’s profiles at www.sedar.com.

4.	Summary of Material Change:

On July 30, 2020, the Partnership completed its previously announced special distribution (the “Special Distribution”) of class A exchangeable subordinate voting shares of BEPC (“BEPC Shares”). Each holder of non-voting limited partnership units of the Partnership (“BEP Units”) of record as of July 27, 2020 received one (1) BEPC Share for every four (4) BEP Units held. The BEPC Shares commenced trading on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BEPC” on July 30, 2020.

On July 31, 2020, the Partnership and BEPC completed their previously announced merger transaction pursuant to which the Partnership and BEPC acquired all of the outstanding shares of Class A common stock (“TERP Shares”) of TerraForm Power, Inc. (“TerraForm Power”), other than the approximately 62% owned by the Partnership and its affiliates (the “TERP Transaction”). Each TERP Share (other than TERP Shares owned by the Partnership and its affiliates) was acquired for either 0.47625 of a BEPC Share or 0.47625 of a BEP Unit, at the election of holders of TERP Shares. Upon closing of the TERP Transaction, the Partnership issued an aggregate of 4,034,469 BEP Units and BEPC issued an aggregate of 37,035,241 BEPC Shares to holders of TERP Shares.

5.	Full Description of Material Change

5.1	Full Description of Material Change:

On July 30, 2020, the Partnership completed its previously announced Special Distribution of BEPC Shares. From an economic and accounting perspective, the Special Distribution was analogous to a unit split and did not result in any underlying change to aggregate cash flows or net asset value except for the adjustment for the aggregate number of BEP Units or BEPC Shares outstanding. Each holder of BEP Units of record as of July 27, 2020 received one (1) BEPC Share for every four (4) BEP Units held. The BEPC Shares commenced trading on the Toronto Stock Exchange under the symbol “BEPC” on July 30, 2020. On July 29, 2020, prior to the completion of the Special Distribution, BEPC acquired from Brookfield Renewable Energy Partners L.P. (“BRELP”) all of BRELP’s interests in BRP Bermuda Holdings I Limited (excluding a 10% interest retained by BEP), Brookfield Power US Holding America Co. and BEP Bermuda Holdings IV Limited (collectively, the “BEPC Operating Subsidiaries”). The BEPC Operating Subsidiaries own and operate hydroelectric power, wind, solar and storage and ancillary assets in the United States and Brazil, and hydroelectric power assets in Colombia. In consideration for the interests it received in the BEPC Operating Subsidiaries, BEPC issued to BRELP 77,842,712 BEPC Shares and 126,400,000 class C non-voting shares of BEPC. The BEPC Shares received by BRELP were distributed by BRELP to holders of its equity units (including BEP) and to its general partner. BEP distributed the BEPC Shares it received from BRELP to holders of BEP Units and to its general partner pursuant to the Special Distribution.

On July 31, 2020, the Partnership and BEPC completed the TERP Transaction. Each TERP Share was acquired for either 0.47625 of a BEPC Share or 0.47625 of a BEP Unit, at the election of holders of TERP Shares. Upon closing of the TERP Transaction, the Partnership issued an aggregate of 4,034,469 BEP Units and BEPC issued an aggregate of 37,035,241 BEPC Shares to holders of TERP Shares.

On July 31, 2020, upon completion of the Special Distribution and TERP Transaction, a total of 183,081,905 BEP Units, 129,658,623 redeemable/exchangeable partnership units of BRELP and 114,877,953 BEPC Shares were issued and outstanding (or 427,618,481 BEP Units on a fully exchanged basis).

For additional information in respect of the Special Distribution and TERP Transaction, please also see (i) the Agreement and Plan of Reorganization dated March 16, 2020 in respect of the TERP Transaction (the “Reorganization Agreement”), (ii) the material change report of the Partnership dated March 26, 2020 in respect of the TERP Transaction, (iii) the final prospectus of the Partnership and BEPC dated June 29, 2020 in respect of the Special Distribution, and (iv) the press release of the Partnership and TerraForm Power dated July 29, 2020 in respect of the anticipated completion of the Special Distribution and TERP Transaction, each of which is available under the Partnership’s profile at www.sedar.com.

TERP Transaction and Multilateral Instrument 61-101

As the Partnership and its affiliates owned approximately 62% of the outstanding TERP Shares, TerraForm Power was a “related party” of the Partnership and the TERP Transaction constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”). Approximately 47% of the TERP Shares were controlled by Brookfield Asset Management Inc. (“BAM”) on behalf of itself and its institutional partners, including an approximate 14% economic interest in TerraForm Power on behalf the Partnership. Approximately 15% of the TERP Shares were indirectly held by the Partnership, which together with its interests in the TERP Shares controlled by BAM, represented an approximate 29% economic interest in TerraForm Power.

The TERP Shares controlled by BAM were not acquired in the TERP Transaction. TerraForm Power is now controlled as to 47% by BAM and as to 53% by the Partnership (including through its ownership in BEPC), and the Partnership holds an indirect 67% economic interest. Concurrent with closing of the TERP Transaction (i) an indirect subsidiary of BAM entered into a voting agreement with BEPC, giving BEPC voting control over the TERP Shares controlled by BAM, and (ii) the Partnership and BRELP entered into a voting agreement with BEPC, giving BEPC voting control over the TERP Shares controlled by the Partnership. As a result, BEPC (and therefore the Partnership) controls TerraForm Power and intends to consolidate it from an accounting point of view.

Because BAM is a related party of the Partnership, the TERP Transaction did not constitute a “downstream transaction” for the Partnership because more than 5% of the TERP Shares were beneficially owned or controlled by a related party of the Partnership. As a result, the TERP Transaction was subject to the requirements of Part 5 of MI 61-101 in respect of related party transactions. Pursuant to section 5.5(a) and 5.7(a) of MI 61-101, the TERP Transaction was exempt from the formal valuation and minority approval requirements set out in Part 5 of MI 61-101 as neither the fair market value of the subject matter of, nor the fair market value consideration for, the TERP Transaction, insofar as it involves “interested parties” (as defined in MI 61-101), exceeded 25% of the Partnership’s market capitalization at the time that the TERP Transaction was agreed to.

The independent directors of the board of directors of the general partner of the Partnership (the “Independent Directors”), after considering and assessing the key transaction terms, the documentation giving effect to the TERP Transaction and the commercial rationale for the TERP Transaction and receiving advice from their legal advisors and information from and consulting with management of the Partnership’s service provider and the Partnership’s financial advisors, unanimously determined that (i) the terms of the Reorganization Agreement were in the best interests of the Partnership, (ii) the Reorganization Agreement was advisable and (iii) the TERP Transaction was advisable and in the best interests of the Partnership. The board of directors of the general partner of the Partnership, after considering certain projections and financial information from management of the Partnership’s service provider and the Partnership’s financial advisors and based on the unanimous recommendation of the Independent Directors, unanimously approved the TERP Transaction and determined that it was fair to the Partnership and is in the best interests of the Partnership.

There are no “prior valuations” (as defined in MI 61-101) in respect of the Partnership that relate to the subject matter or are otherwise relevant to the TERP Transaction that have been made in the 24 months before the date of this material change report and are known, after reasonable inquiry, to the Partnership or to any director or senior officer of the Partnership or its general partner.

5.2	Disclosure of Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102 – Continuous Disclosure Obligations:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

Jennifer Mazin

Managing Partner and General Counsel

Phone: 416.363.9491

9.	Date of Report:

August 5, 2020

Important Information Relating to Forward-Looking Statements

This material change report contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements in this material change report include statements regarding BEPC, the Special Distribution, the TERP Transaction, BEPC and the Partnership’s intentions to consolidate TerraForm Power from an accounting point of view and any other statements regarding the parties’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance. Although the Partnership and BEPC believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this material change report. The future performance and prospects of the Partnership and BEPC are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and BEPC to differ materially from those contemplated or implied by the statements in this communication include the failure to realize contemplated benefits from the creation of BEPC and/or the Special Distribution, including the possibility that the expected synergies and value creation from the TERP Transaction will not be realized; the inability to retain key personnel; and incurrence of significant costs in connection with the TERP Transaction. For further information on these known and unknown risks, please see “Risk Factors” included in TerraForm Power’s definitive proxy statement regarding the TERP Transaction and its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8K filed with the Securities and Exchange Commission (“SEC”) and in the Partnership’s most recent Annual Form 20-F and other risk factors that are described therein and that are described in the Partnership’s and BEPC’s joint registration statement on Form F-1/F-4, as filed with the SEC as an amendment to Form F-1, and the final prospectus filed with the SEC and the securities regulators in Canada in connection with the Special Distribution.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this communication and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.